SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Commission file number: 001-10533	Commission file number: 001-34121
Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
England and Wales (State or other jurisdiction of incorporation)	Victoria, Australia (State or other jurisdiction of incorporation)
6 St James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Julie Parent, T: 514-848-8519
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

_X_ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
This Specialized Disclosure Form (“Form SD”) of Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) is being filed in accordance with Rule 13q-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period ended December 31, 2023.

Disclosure of Payments by Resource Extraction Issuers
Rio Tinto is relying on the alternative reporting provision of Item 2.01 of Form SD. Rio Tinto has filed at Companies House a report on payments to governments made by Rio Tinto and its subsidiaries for the year ended December 31, 2023 (the “2023 UK Payments to Governments Report”) as required under the UK's Reports on Payments to Governments Regulations 2014 (as amended in December 2015) (the “UK Regulations”). The 2023 UK Payments to Governments Report satisfies Rio Tinto’s disclosure obligations under Item 2.01(a) of Form SD since the SEC has recognized the UK Regulations as an alternative reporting regime.

The 2023 UK Payments to Governments Report is available at https://extractives.company-information.service.gov.uk/company/00719885.

The payment disclosure required by Form SD is included as Exhibit 2.01 and Exhibit 99.1 to this Form SD.

Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	2023 UK Payments to Governments Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	September 6, 2024	Date	September 6, 2024